

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via Facsimile
Jane Marsh
Chief Financial Officer
Ohio Legacy Corp
600 South Main St.
North Canton, OH 44720

   Re: Ohio Legacy Corp
     Form 10-K
     Filed March 30, 2011
     Form 10-Q
     Filed August 12, 2011
     File No. 000-31673

Dear Ms. Marsh:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 1 – Summary of Significant Accounting Policies – Allowance for Loan and Lease Losses, page 36

1. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

     a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.

     b. Disclose whether you charge-off a portion of impaired loans and whether you have revised these policies during the periods presented.

     c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.

     d. Disclose the amount of impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off.

     e. Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

June 30, 2011 Form 10-Q

Note 5 – Loans, page 14

2. You disclose that the recorded investment in loans is defined as the sum of the unpaid principal balance, accrued interest receivable and net deferred fees and deferred costs. Because the recorded investment in loans is not materially different than the unpaid principal balance, you disclose loan information using the unpaid principal balance.

    We note that the FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.

    It appears that the recorded investment in loans is net of partial charge-off's while the unpaid principal balance is not. Please revise future filings to disclose the total unpaid principal balance of impaired loans separately from the recorded investment or tell us why you do not believe this is applicable. Refer to ASC 310-10-50-15(a)(4).

Note 9 – Regulatory Matters, page 22

3. Please revise future filings to disclose each significant provision under the terms of the consent order with the OCC, the actions you have taken or you plan to take to comply with the provision and the current status of your compliance. Please ensure you address each of the following:

     a. Discuss how your actions will impact future financial results and trends including credit quality trends;

     b. Discuss any changes to your allowance for loan loss methodology and quantify the impact; and

     c. Discuss what actions you need to take in order for the OCC to terminate the consent order.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant